Exhibit 12.1

AbbVie Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	Six months ended June 30,	Years ended December 31,
(in millions, except for ratio)	2018	2017	2016	2015	2014	2013

Determination of earnings:
Earnings before income tax	$4,809	$7,727	$7,884	$6,645	$2,369	$5,332
Add (deduct):
Fixed charges	665	1,222	1,222	923	476	343
Interest capitalized during period	(3)	(5)	(112)	(143)	—	3
Total earnings as defined	$5,471	$8,944	$8,994	$7,425	$2,845	$5,678

Fixed charges:
Interest expense	$629	$1,150	$1,155	$860	$429	$299
Capitalized interest	8	16	14	14	11	8
Rent expense (a)	28	56	53	49	36	36
Total fixed charges	$665	$1,222	$1,222	$923	$476	$343

Ratio of earnings to fixed charges	8.2	7.3	7.4	8.0	6.0	16.6

(a) AbbVie considers one-third of rent expense to be a reasonable approximation of the interest factor in its leases.